VIA EDGAR	201 Redwood Shores Parkway Redwood Shores, CA 94065-1134 +1 650 802 3000 tel +1 650 802 3100 fax

January 14, 2014	James R. Griffin +1 (650) 802-3150 James.griffin@weil.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Mr. David L. Orlic, Special Counsel

Re:	Gentium S.p.A.
Amendment No. 2 to Schedule TO
Filed by Jazz Pharmaceuticals Italy S.r.l. and Jazz Pharmaceuticals Public Limited Company
Filed January 7, 2014
File No. 005-81083

Dear Mr. Orlic:

This letter is sent on behalf of Jazz Pharmaceuticals Public Limited Company (“Parent”) and Jazz Pharmaceuticals Italy S.r.l. (“Purchaser,” and, collectively with Parent, the “Filing Parties,” “we” or “our”), in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) communicated in its letter dated January 9, 2014 (the “Comment Letter”) regarding the above-referenced filing.

Please note that the Filing Parties today filed with the Commission Amendment No. 5 to the Tender Offer Statement on Schedule TO (“Amendment No. 5”) reflecting the revisions set forth below.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each response in the same order as presented in the Comment Letter.

Amendment No. 2 to Schedule TO filed on January 7, 2014

Purpose of the Offer; Plans for the Company, page 42

1.	Comment: “We note your response to prior comment 4. Disclosure now states that, under Italian law, there is not a “short-form” or “squeeze-out” merger available to cash out minority

Mr. David L. Orlic January 14, 2014 Page 2

shareholders. However, disclosure goes on to state that Parent may seek to effect a squeeze-out of minority shareholders pursuant to an exchange of Parent ordinary shares for the Company’s equity interests through a merger or series of mergers of the Company with and into Parent or one or more of its subsidiaries. Please clarify this distinction. Please also disclose whether the permissible type of squeeze-out would be for cash, and whether the price could be more or less than the offer price. Please also disclose how any remaining U.S. shareholders would be treated in any second step transaction and whether they would be treated differently from all other shareholders.”

Response: The Staff’s comment is noted. In response to the Staff’s comments, the Filing Parties have provided additional disclosure in Amendment No. 5 clarifying that, under Italian law, “short-form” or “squeeze out” mergers are not available where cash is received by the minority shareholders, but that such mergers are available where equity interests in Parent (or a subsidiary of Parent) are received by the minority shareholders. The Filing Parties have also added additional disclosure in Amendment No. 5 advising shareholders that the price to effect any such post-offer transactions, if any, may be more or less than the Offer Price. Furthermore, the Filing Parties advise the Staff that, under Italian law, it is not permissible to treat shareholders holding the same class of securities differently. Accordingly, U.S. shareholders could not be treated differently from other shareholders in any such transactions, as the Ordinary Shares are the only outstanding class of shares of Gentium. To address the Staff’s comments, the Filing Parties have amended and restated the disclosure in “Section 13. Purpose of the Offer; Plans for the Company” as set forth in Exhibit “A” attached hereto.

2.	Comment: “Disclosure states that Parent may seek to acquire any remaining outstanding equity interests by terminating the Depositary Agreement and purchasing the Ordinary Shares underlying the ADSs one year after any such termination pursuant to the terms of such agreement. However, disclosure elsewhere in the document states that, if Parent terminates the Depositary Agreement, ADS holders will receive one Ordinary Share in exchange for each ADS surrendered, and that, at any time after the expiration of one year from the date of termination, the Depositary may sell the Ordinary Shares underlying ADSs that have not been surrendered and hold uninvested the proceeds on behalf of holders. Please clarify this disclosure, and disclose, if true, that termination of the Depositary Agreement will only eliminate minority interests with respect to ADSs that are not surrendered.”

Response: The Staff’s comment is noted. In response to the Staff’s comments, the Filing Parties have revised the disclosure to clarify the effect of the termination of the Depositary Agreement on holders of ADSs who exchange such ADSs for Ordinary Shares during the one-year period following termination of the Depositary Agreement, and those shareholders who retain their ADSs and do not exchange the ADSs for Ordinary Shares during such period. To address the Staff’s comment, the Filing Parties have amended and restated the disclosure in “Section 13. Purpose of the Offer; Plans for the Company” as set forth in Exhibit “A” attached hereto.

Mr. David L. Orlic January 14, 2014 Page 3

3.	Comment: “Disclosure states that the approach used to acquire the equity interests not tendered in the offer will in part be based on the percentage of the Company’s equity interests tendered into the offer. Please provide more details as to how the percentage of equity interests tendered into the offer will affect the determination as to the approach used to acquire the remaining equity interests. Please disclose any percentage thresholds which would determine any particular course of action. Finally, please disclose any other factors that will be weighed in making this determination.”

Response: The Staff’s comment is noted. The Filing Parties advise the Staff that, while Parent’s current objective is to acquire all of the Ordinary Shares and ADSs in the Offer or otherwise, any determination by the Filing Parties as to whether or not they will ultimately acquire the equity interests of the Company that are not tendered pursuant to the Offer or in the subsequent offering period, and should they make such a determination, the timing and approach used, will be assessed after completion of the Offer and subsequent offering period. The Filing Parties have not determined any percentage or other thresholds that would result in them deciding to pursue the acquisition of any then-outstanding securities of the Company, the method for acquiring any such outstanding equity interests, or the timing thereof. Rather, the Filing Parties will take into account the percentage of equity interests of the Company outstanding following the completion of the Offer and the subsequent offering period in determining whether or not to seek to acquire such outstanding equity and interests and, if they determine to do so, the approach used to do so. To address the Staff’s comment, the Filing Parties have amended and restated the disclosure in “Section 13. Purpose of the Offer; Plans for the Company” as set forth in Exhibit “A” attached hereto.

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If you have any questions or would like further information concerning the Filing Parties’ responses to the Comment Letter, please do not hesitate to contact me at (650) 802-3150. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail
Suzanne Sawochka Hooper, Esq.
Keith A. Flaum, Esq.
Jane Ross, Esq.

Mr. David L. Orlic January 14, 2014 Page 4

Exhibit “A”

13. Purpose of the Offer; Plans for the Company.

Purpose of the Offer. The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and ultimately the entire equity interest in, the Company. The Offer is intended to facilitate the acquisition of all outstanding Ordinary Shares and ADSs, or, at a minimum, permit Parent to control a majority interest in the Company. The Company Board has approved the Tender Offer Agreement and the transactions contemplated thereby, including the Offer.

The Company Board currently consists of seven members. Three of such directors have signed letters of resignation that will be effective as of the Acceptance Time. It is a condition to the Offer that the remaining four directors of the Company appoint three members to the Company Board as directed by Parent to fill the vacancies created by such resignations. Of the four remaining legacy directors of the Company, an additional three have signed letters of resignation effective as of the day after the Acceptance Time. Following the effectiveness of such additional resignations, Parent’s designees will hold three of the four seats of the Company Board and control the operations of the Company. The Company intends to call an ordinary meeting of the shareholders of the Company which, assuming the Offer closes prior to February 7, 2014, will be convened on February 24, 2014 (with a second call of February 25, 2014), and at such meeting Parent will be able to elect all members of the Company Board. Following such time, Parent will exercise effective control of the Company through its election of all of the members of the Company Board.

Unless all of the outstanding Ordinary Shares and ADSs are tendered in the Offer or in the subsequent offering period and are purchased by Purchaser in accordance with the terms of the Offer to Purchase, Parent, together with Purchaser, will not acquire all of the equity interests of the Company, but will still control the Company through its election of all of the members of the Company Board. Parent has not determined whether it will seek to purchase any remaining outstanding Ordinary Shares and ADSs not tendered in the Offer or in the subsequent offering period, and Parent is not obligated to do so pursuant to the Tender Offer Agreement or under Italian law. Unless Parent makes the later decision to acquire the remaining equity interests of the Company following the Acceptance Time and the subsequent offering period, and until it actually does so, the minority shareholders of the Company will continue to be entitled to exercise the rights as shareholders provided to them under the Italian Civil Code. These rights include:

•	the right of a shareholder to challenge Company Board resolutions adopted in violation of applicable law or the bylaws of the Company, if they are detrimental to the shareholder’s rights (Article 2388 of the Italian Civil Code);

Mr. David L. Orlic January 14, 2014 Page 5

•	the right of a shareholder to file a complaint with the Company’s board of statutory auditors in the event the members of the Company Board breach their fiduciary duties:

¡	in such instance, the board of statutory auditors is required to give notice of such complaint at a meeting of shareholders of the Company;

¡	if the complaint is brought by shareholders representing at least 5% of the corporate capital, the board of statutory auditors is required to investigate the matters brought to its attention and report its findings and any proposed solutions to the shareholders of the Company at the shareholders’ meeting (Article 2408 of the Italian Civil Code);

•	the right of shareholders representing at least 5% of the voting shares of the Company to challenge a resolution of the shareholders’ meeting (Article 2377, paragraph 3, of the Italian Civil Code);

•	the right of shareholders representing at least 10% of the corporate capital to file a complaint to report any grounded allegation of serious irregularity in the management of the Company which may jeopardize the Company or any controlled companies (Article 2409 of the Italian Civil Code):

¡	in this case, the court can (i) order an inspection of the management of the Company and (ii) if the irregularities are proved, order interim measures and even remove the directors and statutory auditors from their office;

•	the right of shareholders representing at least 10% of the corporate capital to request that a shareholders’ meeting be convened by the directors and to establish the meeting agenda (Article 2367, paragraph 1, of the Italian Civil Code);

•	the right of shareholders representing at least 20% of the corporate capital to initiate a liability action against the directors of the Company (Article 2393-bis of the Italian Civil Code);

•	the right of shareholders representing at least 20% of the corporate capital to veto any waiver and/or settlement of the Company’s liability action against directors of the Company (Article 2393, paragraph 6, of the Italian Civil Code); and

•	the right of shareholders attending any shareholders’ meeting who represent at least one-third of the shares represented at the meeting to request that the meeting be postponed for up to 5 days if they are not sufficiently informed about the agenda (Article 2374 of the Italian Civil Code).

Moreover, any shareholder of an Italian joint stock company that abstains from voting or votes against the matters contained in Article 2437 of the Italian Civil Code may withdraw from the Company and cause their Ordinary Shares to be purchased pursuant to the procedures set forth in the Italian Civil Code.

Mr. David L. Orlic January 14, 2014 Page 6

Parent’s current objective is to acquire all of the Ordinary Shares and ADSs in the Offer or otherwise. However, any determination by Parent to seek to purchase any remaining outstanding Ordinary Shares and ADSs following the completion of the Offer and the subsequent offering period and, should it make such determination, the timing and approach used for any such purchase will be assessed by Parent after the completion of the Offer and the subsequent offering period based in part on the number of ADSs and Ordinary Shares tendered in the Offer and the subsequent offering period. Parent has not determined any percentage or other thresholds that would result in it deciding to pursue the acquisition of any remaining outstanding Ordinary Shares and ADSs, the method for acquiring any such outstanding equity interests, or the timing thereof. If Parent chooses to acquire any remaining outstanding equity interests of the Company following the completion of the Offer and the subsequent offering period, such purchases may be effected at prices higher or lower than the Offer Price.

Under Italian law, there is not a “short-form” or “squeeze-out” merger available by which Parent may acquire for cash all of the remaining Ordinary Shares and ADSs held by the minority shareholders of the Company that do not tender into the Offer or the subsequent offering period. However, a “squeeze out” of the Company’s minority shareholders for equity interests in Parent (or a subsidiary of Parent) pursuant to an exchange of Parent ordinary shares (or equity interests of a subsidiary of Parent) for the Company’s equity interests through a merger or series of mergers of the Company with and into Parent or one or more of its subsidiaries is available under Italian law, such that such minority shareholders would then hold an equity interest in Parent (or a subsidiary of Parent). Under Italian law, holders of the same class of securities may not be treated differently in such a transaction. Accordingly, U.S. shareholders may not be treated differently from other shareholders in any such merger or mergers and, as a result, U.S. shareholders that do not tender into the Offer or the subsequent offering period will be entitled to the same merger consideration as other holders of Ordinary Shares in such transaction.

Alternatively, as discussed in “Section 7. Possible Effects of the Offer on the Market for Ordinary Shares and ADSs; Nasdaq Listing,” Parent could also seek to acquire any remaining outstanding equity interests of the Company through privately-negotiated transactions or by terminating the Depositary Agreement and purchasing the Ordinary Shares underlying the ADSs one year after any such termination pursuant to the terms of the Depositary Agreement. If Parent terminates the Depositary Agreement, then for a one-year period after notice of such termination is given to the Depositary, holders of ADSs can exchange with the Depositary each ADS for one Ordinary Share. If holders of ADSs exchange their ADSs for the underlying Ordinary Shares within such one-year period, such holders will continue to be minority shareholders of the Company. After that one-year period, any Ordinary Shares underlying ADSs that are not exchanged may be sold by the Depositary and any proceeds from such sale will be held uninvested by the Depositary on behalf of the shareholders holding ADSs. In such event, Parent or Purchaser may elect to purchase such Ordinary Shares from the Depositary, and that purchase price per Ordinary Share may be higher or lower than the Offer Price.

Plans for the Company. Except as otherwise provided in the Tender Offer Agreement, it is expected that, initially following the Acceptance Time, the business and operations of the Company will be continued substantially as they are currently being conducted. Parent will continue to evaluate the

Mr. David L. Orlic January 14, 2014 Page 7

business and operations of the Company over time and will take such actions with respect to the Company as it deems appropriate under the circumstances then existing. From time to time, Parent may make changes to the Company business, operations, capitalization or management with a view to combining the existing and future business of the Company and Parent and optimizing the Company’s business in conjunction with Parent’s other business.

Except as set forth in this Offer to Purchase, Parent and Purchaser have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company capitalization or dividend policy or (iv) any other material change in the Company corporate structure or business.